Filed by Constellation Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

Commission File No. 333-175162

On December 14, 2011, Constellation Energy and Exelon Corporation distributed the following communications related to their proposed merger.

EXELON, CONSTELLATION ANNOUNCE LEADERSHIP TEAM

FOR COMBINED COMMERCIAL BUSINESS

Huston, Nigro, Duckworth and Quinn

to comprise senior team, reporting to Constellation president and CEO

FOR IMMEDIATE RELEASE

CHICAGO and BALTIMORE (Dec. 14, 2011) — Exelon (NYSE:EXC) and Constellation (NYSE: CEG) today announced the executive team that will run the Constellation business unit following the closing of the companies’ planned merger.

“As we continue to plan for the seamless integration of Exelon and Constellation, we are pleased to announce the individuals who will lead our combined retail and wholesale businesses” said Kenneth W. Cornew, who following the merger will become executive vice president and chief commercial officer of Exelon and president and CEO of Constellation. “The team we’re naming today reflects the enormous wealth of talent we have across both companies. We stand ready to lead the nation’s leading energy manager and competitive supplier, and to ensure that our customers continue to receive the level of service they have come to expect from Constellation and Exelon.”

The post-merger senior leadership team at Constellation will include the following executives, reporting directly to Cornew:

•

Mark Huston, currently managing director/head of Retail Energy at Constellation, will become senior vice president, Retail, with responsibility for all aspects of Constellation’s retail power, gas, solar/renewable, load response, energy efficiency and services businesses.

•

Joseph Nigro, currently senior vice president of Portfolio Management and Strategy at Exelon, will become senior vice president, Portfolio Strategy, with responsibility for portfolio management, market fundamentals, pricing, quantitative analytics and transmission, strategic systems and business operations, integration management and commercial transactions.

•

Max Duckworth, currently co-head of Commodities at Constellation, will become senior vice president, Proprietary Trading and Fuels, with responsibility for fuels, environmental and emission risk management and execution, upstream exploration and production, and proprietary trading (fuels, power and weather).

•

Edward Quinn, currently co-head of Commodities at Constellation, will become senior vice president, Wholesale Trading and Origination, with responsibility for wholesale trading and origination and portfolio operations.

The leaders announced today will become engaged in the organizational design process, which is currently underway, and help finalize their post-merger organizations.

Exelon and Constellation plan to make additional leadership announcements for the remainder of the company in early 2012.

Pending all required approvals, Exelon and Constellation expect to complete their merger in early 2012. On Aug. 3, the Public Utility Commission of Texas approved the merger. Shareholders of both companies overwhelmingly approved the transaction on Nov. 17. Other required approvals include the Maryland Public Service Commission, Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the New York State Public Service Commission and the Department of Justice.

About Exelon Corporation

Exelon Corporation is one of the nation’s largest electric utilities with more than $18 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 490,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC. Learn more online: www.exeloncorp.com.

About Constellation Energy

Constellation Energy (www.constellation.com) is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States. It owns a diversified fleet of generating units, totaling approximately 12,000 megawatts of generating capacity, and is a leading advocate for clean, environmentally sustainable energy sources, such as solar power and nuclear energy. The company delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in Central Maryland. A FORTUNE 500 company headquartered in Baltimore, Constellation Energy had revenues of $14.3 billion in 2010.

For the latest information about the Exelon-Constellation merger, visit the merger website: www.exelonconstellationmerger.com

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

# # #

Contact:

Media Contacts:	Exelon Judy Rader 312-394-7417	Constellation Lawrence McDonnell 410-470-7433

Investor Contacts:	Exelon Stacie Frank 312-394-3094	Constellation Sandra Brummitt 410-470-6440

Dec. 14, 2011

Exelon, Constellation Announce Leadership Team for Combined Commercial Business

Huston, Nigro, Duckworth and Quinn to comprise senior team, reporting to Constellation president and CEO

Exelon and Constellation today announced the executive team that will run the Constellation business unit following the closing of the companies’ planned merger.

“As we continue to plan for the seamless integration of Exelon and Constellation, we are pleased to announce the individuals who will lead our combined retail and wholesale businesses” said Kenneth W. Cornew, who following the merger will become executive vice president and chief commercial officer of Exelon and president and CEO of Constellation. “The team we’re naming today reflects the enormous wealth of talent we have across both companies. We stand ready to lead the nation’s leading energy manager and competitive supplier, and to ensure that our customers continue to receive the level of service they have come to expect from Constellation and Exelon.”

The post-merger senior leadership team at Constellation will include the following executives, reporting directly to Cornew:

•

Mark Huston, currently managing director/head of Retail Energy at Constellation, will become senior vice president, Retail, with responsibility for all aspects of Constellation’s retail power, gas, solar/renewable, load response, energy efficiency and services businesses.

•

Joseph Nigro, currently senior vice president of Portfolio Management and Strategy at Exelon, will become senior vice president, Portfolio Strategy, with responsibility for portfolio management, market fundamentals, pricing, quantitative analytics and transmission, strategic systems and business operations, integration management and commercial transactions.

•

Max Duckworth, currently co-head of Commodities at Constellation, will become senior vice president, Proprietary Trading and Fuels, with responsibility for fuels, environmental and emission risk management and execution, upstream exploration and production, and proprietary trading (fuels, power and weather).

•

Edward Quinn, currently co-head of Commodities at Constellation, will become senior vice president, Wholesale Trading and Origination, with responsibility for wholesale trading and origination and portfolio operations.

Retail Group

Within the Retail group, reporting to Huston will be:

•

David Ellsworth, currently vice president of Exelon Energy, will become senior vice president and chief operating officer, with responsibility for retail operations, strategic analytics and planning, pricing, commodity products, the commodities management group and business integration.

•

Bruce Stewart, currently managing director and chief marketing officer at Constellation, Market Edge, will become senior vice president and chief marketing officer, with responsibility for marketing, mass markets, channel development, retail web development, technology ventures and product management and innovation.

•

Gary Fromer, currently senior vice president of Load Response at Constellation, will remain senior vice president, Load Response, with responsibility for technical sales and load response technologies, including VirtuWatt.

•	Greg Jarosinski, currently chief fulfillment officer at Constellation, will remain senior vice president and chief fulfillment officer.

•

Michael Kagan, currently chief sales officer at Constellation, will become senior vice president and chief sales officer, with responsibility for sales of power, gas, solar and energy efficiency through the following channels: regional sales, indirect sales, major accounts/key accounts, public sector solar/energy efficiency and sales training.

•	Kevin Klages, currently president of BGE Home and chief customer experience officer (CCEO) for Retail at Constellation, will remain president of the BGE Home business and CCEO for Retail.

Other executives in the Retail group will include:

•	John Bennett, currently senior vice president of Indirect Sales at Constellation, will become vice president, Indirect Sales, reporting to Kagan and based in Boston.

•	Chris Cantone, currently senior vice president of Load Response and Sales at Constellation, will become vice president, Load Response, reporting to Fromer and based in Boston.

•	Chuck Hanna, currently director of sales at Exelon, will become vice president, East Regional Sales, reporting to Kagan and based in Baltimore.

•

Lou Hutchinson, currently senior vice president of Public Sector/Energy Efficiency Sales at Constellation, will become vice president, Public Sector/Energy Efficiency Sales, reporting to Kagan and based in Baltimore.

•	David Mally, currently senior vice president and head of Operations for Constellation New Energy, will become vice president, Retail Operations, reporting to Ellsworth and based in Houston.

•	Kenny Matula, currently senior vice president of Sales (Mass Markets) at Constellation, will become vice president, Mass Markets, reporting to Stewart and based in Houston.

•	Andrew Singer, currently senior vice president of Major Accounts (MABL) at Constellation, will become vice president, MABL, reporting to Kagan and based in Baltimore.

•	Michael Smith, currently senior vice president of Green Initiatives at Constellation, will become vice president of Solar and Energy Efficiency Sales, reporting to Kagan and based in Baltimore.

•

Kevin Watson, currently senior vice president and chief commercial officer of Retail Gas at Constellation, will become vice president, West Regional Sales, reporting to Kagan and based in Louisville, Ky.

Portfolio Strategy Group

Within the Portfolio Strategy group, reporting to Nigro will be:

•

Michael Booth, currently managing director of Strategies and Fundamentals at Constellation, will become vice president, Pricing, Quantitative Analytics and Transmission, with responsibility for quantitative analytics, transmission, and pricing of all commodities.

•

James McHugh, currently director of Trading for East and Midwest regions at Exelon, will become vice president, Portfolio Management, responsible for analyzing and establishing portfolio plans for hedge products and channels to market that optimize the generation and customer portfolios.

•	Sheree Petrone, currently vice president of Fuels at Exelon, will become vice president, Integration Management, with responsibility for the continued integration of the commercial business

•

Andy Swaminathan, currently vice president of Fundamental Analysis and Proprietary Trading at Exelon, will become vice president of Market Fundamentals with responsibility for power, gas and environmental analytics for both wholesale and retail markets.

•

Harald Ullrich, currently managing director of Commercial Integration at Constellation, will become vice president, Strategic Systems and Business Operations, with responsibility for supporting portfolio management, market analytics/forecasting and transactional decision-making through business processes improvements, including management of IT system projects, product control initiatives and enhanced performance and reporting metrics.

The Commercial Transactions function will also be part of the Portfolio Strategy group.

Proprietary Trading and Fuels Group

Within the Proprietary Trading and Fuels group, reporting to Duckworth will be:

•	Scott Mackle, currently managing director of Power Trading at Constellation, will become vice president, Proprietary Trading, Power and Weather.

•

David Moore, currently managing director of Gas Portfolio Management and Trading at Constellation, will become vice president, Natural Gas, with responsibility for managing all proprietary gas trading activities, execution of physical and financial hedges for the generation portfolio and gas procurement and wholesale scheduling activities.

•

Joseph Simmons, currently director of Fuels at Exelon, will become vice president, Coal, Oil and Environmental, with responsibility for managing a significant portion of the company’s fossil fuel and environmental portfolios, consisting of both physical and financial positions in coal, oil, natural gas, renewables and emissions.

•

David Sims, currently managing director of Upstream at Constellation, will become vice president, Upstream Exploration and Production, with responsibility for analyzing, acquiring and managing a portfolio of upstream assets.

Wholesale, Trading and Origination Group

Within the Wholesale, Trading and Origination Group, reporting to Quinn will be:

•

Michael Cocco, currently managing director of Portfolio Management at Constellation, will become vice president, Wholesale Trading East, with responsibility for wholesale trading for PJM, MISO, New York, New England and Eastern Canada.

•

Walter Kuhn, currently vice president of Trading & Origination for ERCOT at Exelon, will become vice president, Wholesale Trading West, with responsibility for wholesale and proprietary trading for the Southeast, ERCOT and Western United States and Canada.

•	Joseph Liberatore, currently managing director and head of Origination at Constellation, will become vice president, Origination PJM, MISO, New York, New England and Eastern Canada for power and fuel.

•

Greg Monaco, currently vice president of Trading and Origination for the Midwest/MidAtlantic at Exelon, will become vice president, Origination for the Southeast, ERCOT and Western United States and Canada for power and fuel.

•

Steve Wofford, currently managing director of Asset Operations at Constellation, will become vice president, Portfolio Operations, responsible for real time trading, generation dispatch, control area (Houston), ISO support and power scheduling, NERC compliance and meteorology.

The markets development group that currently reports to Cornew will transition into the new company under the organization responsible for regulatory and government affairs.

The leaders announced today will become engaged in the organizational design process, which is currently underway, and help finalize their post-merger organizations.

Exelon and Constellation plan to make additional leadership announcements for the remainder of the company in early 2012.

Pending all required approvals, Exelon and Constellation expect to complete their merger in early 2012. On Aug. 3, the Public Utility Commission of Texas approved the merger. Shareholders of both companies overwhelmingly approved the transaction on Nov. 17. Other required approvals include the Maryland Public Service Commission, Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the New York State Public Service Commission and the Department of Justice.

For the latest information about the Exelon-Constellation merger, visit the merger website: www.exelonconstellationmerger.com

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

EXELON NAMES RISK LEADERSHIP TEAM

FOR COMBINED EXELON-CONSTELLATION

Veteran risk manager Glace to report to CEO

FOR IMMEDIATE RELEASE

Chicago, IL and Baltimore, MD (December 14, 2011) – Exelon (NYSE:EXC) today announced that upon closing of the Exelon-Constellation merger, Joseph R. Glace will become senior vice president and chief risk officer for the combined company, reporting to president and CEO Christopher M. Crane. Glace is currently vice president and chief risk officer for Exelon. In his new role, he will serve as a member of Exelon’s Executive Committee.

“The new Exelon will have a significantly increased scope across the energy value chain. It is vital to our future success that we diligently manage risk from an independent and enterprise-wide perspective. The senior team we’re announcing today reflects strong leadership from Exelon and Constellation. In particular, with 31 years of leadership in the energy industry – including more than a decade of managing risk – we are very confident in Joe Glace and his ability to run this increasingly critical function,” said Crane.

Crane added that the elevated reporting relationship from the chief risk officer to the CEO reflects Exelon’s objective of further instilling a risk management culture throughout the organization, as well as the significantly increased scale of its post-merger commercial business.

Reporting to Glace upon completion of the merger will be the following executives:

•	Brenda L. Boultwood, currently senior vice president and chief risk officer for Constellation, will become senior vice president, Enterprise Risk Management, Credit Risk and Trading Policy Compliance.

•	Michael G. Pechin, currently director, Credit and Risk Analytics for Exelon’s Power Team business, will become vice president, Wholesale Operations.

•	Daniel M. Scobell, currently director, Portfolio Management for Exelon’s Power Team business, will become vice president, Market Risk and Analytics.

In addition, Robert J. Gauch, currently vice president, Credit Risk, will remain in that role in the combined company, reporting to Boultwood.

Pending all required approvals, Exelon and Constellation expect to complete their merger in early 2012. On Aug. 3, the Public Utility Commission of Texas approved the merger. Shareholders of both companies overwhelmingly approved the transaction on Nov. 17. Other required approvals include the Maryland Public Service Commission, Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the New York State Public Service Commission and the Department of Justice.

About Exelon Corporation

Exelon Corporation is one of the nation’s largest electric utilities with more than $18 billion in annual revenues.

The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.4 million customers in northern Illinois and southeastern Pennsylvania and natural gas to approximately 490,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC. Learn more online: www.exeloncorp.com.

About Constellation Energy

Constellation Energy (www.constellation.com) is a leading competitive supplier of power, natural gas and energy products and services for homes and businesses across the continental United States. It owns a diversified fleet of generating units, totaling approximately 12,000 megawatts of generating capacity, and is a leading advocate for clean, environmentally sustainable energy sources, such as solar power and nuclear energy. The company delivers electricity and natural gas through the Baltimore Gas and Electric Company (BGE), its regulated utility in Central Maryland. A FORTUNE 500 company headquartered in Baltimore, Constellation Energy had revenues of $14.3 billion in 2010.

For the latest information about the Exelon-Constellation merger, visit the merger website:

www.exelonconstellationmerger.com

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.

# # #

Media Contacts:	Exelon	Constellation
	Judy Rader	Lawrence McDonnell
	312-394-7417	410-470-7433

Investor Contacts:	Exelon	Constellation
	Stacie Frank	Sandra Brummitt
	312-394-3094	410-470-6440

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (2) conditions to the closing of the merger may not be satisfied; (3) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (9) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and

Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202.